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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                               _______________________

                                    SCHEDULE 14D-1
                 Tender Offer Statement Pursuant to Section 14(d)(1)
                        of the Securities Exchange Act of 1934
                              _________________________

                                  (AMENDMENT NO. 7)

                                   DELCHAMPS, INC.
                              (Name of Subject Company)

                            DELTA ACQUISITION CORPORATION
                             A WHOLLY OWNED SUBSIDIARY OF

                        JITNEY-JUNGLE STORES OF AMERICA, INC.
                                      (Bidders)

                        Common Stock, $.01 par value per share
                            (Title of Class of Securities)

                                     246615 10 8
                        (CUSIP Number of Class of Securities)
                                ______________________

                                  MICHAEL E. JULIAN
                        PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        JITNEY-JUNGLE STORES OF AMERICA, INC.
                                  1770 ELLIS AVENUE
                                      SUITE 200
                              JACKSON, MISSISSIPPI 39204
                                    (601) 965-8600

             (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications on Behalf of Bidders)
                              _________________________

                                   with a copy to:
                                DECHERT PRICE & RHOADS
                               4000 BELL ATLANTIC TOWER
                                   1717 ARCH STREET
                                PHILADELPHIA, PA 19103
                                    (215) 994-4000
                       ATTENTION:     WILLIAM G. LAWLOR
                                      DAVID E. SCHULMAN

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    This Amendment No. 7 to the Schedule 14D-1 relates to a tender offer by
Delta Acquisition Corporation, an Alabama corporation (the "Offeror") and a wholly owned subsidiary of Jitney-Jungle Stores of America, Inc., a Mississippi corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share, of Delchamps, Inc., an Alabama corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 14, 1988, as amended, between the Company and the First Alabama Bank, as Rights Agent (collectively, the "Shares"), at a purchase price of $30.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on July 14, 1997 as amended by Amendment No. 1 dated July 30, 1997, Amendment No. 2 dated August 4, 1997, Amendment No. 3 dated August 25, 1997, Amendment No. 4 dated August 29, 1997, Amendment No. 5 dated September 9, 1997, and Amendment No. 6 dated September 11, 1997 (collectively, the "Schedule 14D-1"). The purpose of this Amendment No. 7 is to amend and supplement Items 4, 10 and 11 of the Schedule 14D-1 as described below.

ITEM 4.  Source and Amount of Funds or Other Consideration.

    Parent has entered into a definitive purchase agreement under which Parent expects to issue $200 million principal amount of 10-3/8% Senior Subordinated Notes due 2007 in a Rule 144A private placement in connection with the Offer and the Merger. The net proceeds from the offering will be used to fund a portion of the purchase price of Parent's proposed acquisition of the Company and related transactions. Reference is made to the press release issued by Parent on September 11, 1997, and the proposed Form of Indenture referred to in Item 11 below, copies of which are filed as Exhibits
(a)(17) and (b)(4), respectively, to the Schedule 14D-1 and are incorporated herein by reference.

ITEM 10. Additional Information.

    (f) Parent has reached an agreement with the Federal Trade Commission that will permit Parent to complete its proposed acquisition of the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Reference is made to the press release issued by Parent on September 11, 1997, a copy of which is filed as Exhibit (a)(17) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11. Material to be Filed as Exhibits.

    (a)(17) Press Release issued by Parent on September 11, 1997.

    (b)(4) Proposed Form of Indenture among Parent, Sub, certain other subsidiaries of Parent, and Marine Midland Bank, as Trustee, relating to the issuance and sale of $200,000,000 aggregate principal amount of 10-3/8% Senior Subordinated Notes due 2007.

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                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Amendment No. 7 is true, complete and correct.

                             Jitney-Jungle Stores of America, Inc.


                             By: /s/ Michael E. Julian
                                 ---------------------------------
                             Name:  Michael E. Julian
                             Title: President and Chief Executive Officer

                             Delta Acquisition Corporation


                             By: /s/ Michael E. Julian
                                 ----------------------------------
                             Name:  Michael E. Julian
                             Title: President

Dated:  September 12, 1997